UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Chiste Corporation
                                ----------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   17017Q 10 7
                                -----------------
                                 (CUSIP Number)

                        Keating Reverse Merger Fund, LLC
                          5251 DTC Parkway, Suite 1090
                        Greenwood Village, CO 80110-2739
                                 (720) 889-0131
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. ..................................


      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Keating Reverse Merger Fund, LLC

.................................................................................


      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         N/A
(a).............................................................................

         Reporting person disclaims being a member of a group relating to the Issuer
(b).............................................................................


      3. SEC Use Only

.................................................................................

      4. Source of Funds (See Instructions) WC
      ..........................................................................


      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................


      6. Citizenship or Place of Organization

         Delaware
      ..........................................................................



      Number of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
      Person With


      7. Sole Voting Power

         7,545,000 (see Item 3 below)
      ..........................................................................


      8. Shared Voting Power

         Not Applicable
      ..........................................................................



      9. Sole Dispositive Power

         7,545,000
      ..........................................................................


      10. Shared Dispositive Power

          Not Applicable
      ..........................................................................


      11. Aggregate Amount Beneficially Owned by Each Reporting Person

          7,545,000
      .........................................................................


      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ...........

      13. Percent of Class Represented by Amount in Row (11) 80.3%
      ..............................................................

      14. Type of Reporting Person (See Instructions) OO - Limited Liability Company

.................................................................................


.................................................................................


.................................................................................


.................................................................................

Item 1. Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock $0.001 par value ("Common Stock") of Chiste Corporation, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963

Item 2. Identity and Background

         (a) This statement on Schedule 13D is filed on behalf of the Keating Reverse Merger Fund, LLC, (the "Reporting Person") as the direct beneficial owner of the shares of Common Stock. The Managing Member of the Reporting Person is Timothy J. Keating.

         (b) The Reporting Person is a limited liability company under the laws of the State of Delaware. The Reporting Person's business address is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111-2739.

         (c) The Reporting Person is an institutional investor.

         (d) During the past five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, none of the Reporting Person or, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the Reporting Person is the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Person, on May 4, 2004, acquired 800,000 shares of Common Stock ("Shares") from the Issuer in exchange for a purchase price of $80,000.00 and 6,645,000 Shares from the Issuer upon conversion of certain Secured Convertible Notes it had purchased from Aztore Holdings, Inc., for a purchase price of $360,000.00.

         On May 27, 2004, the Reporting Person acquired an additional 100,000 Shares from the Issuer in exchange for a purchase price of $10,000.

         The funds used for the purchases have been provided from the Reporting Person's working capital.

           This Amendment relates to the execution of a voting agreement by the Reporting Person in connection with a certain exchange agreement, pursuant to which the Issuer will acquire HydroGen, LLC. Pursuant to the exchange agreement, effective upon closing, there will be a change of control of the Issuer, with the current director of the Issuer resigning and appointing new directors designated by HydroGen. The Reporting Person will have the right to designate one director of the Issuer for a period of one year after closing. Reference is hereby made to the Current Report filed on Form 8-K by the Issuer on May 18, 2005 announcing the execution of the exchange agreement. There is no assurance that the transactions under the exchange agreement will be completed.

         In connection with the exchange agreement, from the signing of the exchange agreement until its termination or the consummation of the exchange transaction, the Reporting Person has entered into a voting agreement with HydroGen under which (i) it agrees not to sell, pledge or otherwise dispose of any or all of its shares of common stock of Issuer or deposit them in a voting trust or enter into any other voting agreement, and it will vote or consent in favor of the adoption of the exchange agreement and the exchange transaction, if necessary, and against any merger, consolidation, sale of assets, recapitalization or other business combination other than the transaction with HydroGen. The Reporting Person has granted to HydroGen a proxy in the event it does not take action to vote as provided above so that HydroGen may act in its stead. Nothing in the voting agreement will prevent any director of the Issuer, whether an affiliate of the Reporting Person or not, from exercising its fiduciary duty under Nevada law.

         In the event that the Reporting Person fails to vote its shares in accordance with the provisions of the voting agreement as set forth in the preceding paragraph, it has granted to HydroGen a proxy to vote its shares in accordance with the voting agreement. Accordingly, Hydrogen holds shared voting power over the shares held by the Reporting Person (7,545,000 shares). The Reporting Person hereby disclaims any shared voting power with respect to any matters other than those set forth in the voting agreement.

         The Voting Agreement dated May 13, 2005, by and between the Reporting Person and HydroGen, LLC is attached hereto as Exhibit 1, and incorporated herein by reference.

         Reference is made to the disclosure set forth under Items 4, 5 and 6 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 4. Purpose of Transaction

         The Reporting Person acquired the Issuer's common stock for investment purposes. At the date of this filing, the Reporting Person, except as set forth in this Schedule 13D and except for the exchange agreement and voting agreement discussed in Item 3 above, does not have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties

         (b) At the time of the event which required the filing of this report the Reporting Person had no plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of the issuer

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Reference is made to the disclosure set forth under Items 3, 5 and 6 of this Schedule 13D, which disclosure is incorporated herein by reference.


Item 5. Interest in Securities of the Issuer

         (a) The Reporting Person owns an aggregate of 7,545,000 shares of the Issuer's Common Stock, representing approximately 80.3% of the total shares of the Issuer's common stock deemed outstanding.

         (b) The Reporting Person has sole power to vote or to direct the vote of and sole power to dispose of the 7,545,000 shares of the Issuer's Common Stock, except with respect to the rights of the reporting Person and HydroGen under the voting agreement discussed in Item 3 above.

         (c) Except as described above, there have been no other transactions in the Issuer's securities effected by the Reporting Person.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

         Reference is made to the disclosure set forth under Items 3, 4 and 6 of this Schedule 13D, which disclosure is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

         The Voting Agreement dated May 13, 2005, by and between the Reporting Person and HydroGen, LLC is attached hereto as Exhibit 1, and incorporated herein by reference.


Item 7. Material to Be Filed as Exhibits:

Exhibit No.

1 Voting Agreement dated as of May 13, 2005, by and between the Reporting Person and HydroGen, LLC


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 18,2005                           Keating Reverse Merger Fund, LLC.
                                            A Delaware limited liability company

                                            By: /s/ Timothy J. Keating
                                                -----------------------
                                                Timothy J. Keating
                                                Managing Member